ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Madison Investment Holdings, Inc.		91130112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 1, 2013	December 15, 2012 to December 15, 2013	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Mosaic Funds Distributor, LLC

is changed to:

MFD Distributor, LLC

and

MEMBERS Mutual Funds, a series fund consisting of:
o	MEMBERS Cash Reserves Fund
o	MEMBERS Bond Fund
o	MEMBERS Diversified Income Fund
o	MEMBERS Equity Income Fund
o	MEMBERS High Income Fund
o	MEMBERS Large Cap Value Fund
o	MEMBERS Large Cap Growth Fund
o	MEMBERS Mid Cap Fund
o	MEMBERS Small Cap Fund
o	MEMBERS International Stock Fund
o	MEMBERS Conservative Allocation Fund
o	MEMBERS Moderate Allocation Fund
o	MEMBERS Aggressive Allocation Fund

is changed to:

Madison Funds, a series fund consisting of:
o	Madison Cash Reserves Fund
o	Madison Bond Fund
o	Madison Diversified Income Fund
o	Madison Equity Income Fund
o	Madison High Income Fund
o	Madison Large Cap Value Fund
o	Madison Large Cap Growth Fund
o	Madison Mid Cap Fund
o	Madison Small Cap Fund
o	Madison International Stock Fund
o	Madison Conservative Allocation Fund
o	Madison Moderate Allocation Fund
o	Madison Aggressive Allocation Fund

RN8.0-00 (1/02)
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.